UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 08 )*

21st Century Holding Company (Name of Issuer)
Common Stock, $.01 Par Value (Title of Class of Securities)
90136Q100 (CUSIP Number)
Calendar Year 2006 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 90136Q100

1.	Names of Reporting Persons. Michele V. Lawson I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 233,465

	6.	Shared Voting Power 558,216

	7.	Sole Dispositive Power 233,465

	8.	Shared Dispositive Power 558,216

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,681 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0% (2)

12.	Type of Reporting Person IN

1. Represents 233,465 shares of Common Stock owned directly by Michele Lawson; 528,216 shares of Common Stock owned directly by Edward Lawson, Michele Lawson's spouse; 20,000 shares of Common Stock beneficially owned by Edward Lawson, Michele Lawson's spouse, pursuant to immediately exercisable stock options; and 10,000 shares of Common Stock held by dependent daughter.

2. Calculated on the basis of 7,896,919 shares of Common Stock outstanding on December 31, 2006.
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Item 1.
(a)	Name of Issuer 21st Century Holding Company
(b)	Address of Issuer's Principal Executive Offices 3661 West Oakland Park Blvd, Suite 300 Lauderdale Lakes, Florida 33311

Item 2.
(a)	Name of Person Filing Michele V. Lawson
(b)	Address of Principal Business Office or, if none, Residence 3661 West Oakland Park Blvd, Suite 300 Lauderdale Lakes, Florida 33311
(c)	Citizenship U.S.A.
(d)	Title of Class of Securities Common Stock, $.01 Par Value
(e)	CUSIP Number 90136Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 791,681 (1)
(b)	Percent of class: 10.0% (2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 233,465
	(ii)	Shared power to vote or to direct the vote 558,216
	(iii)	Sole power to dispose or to direct the disposition of 233,465
	(iv)	Shared power to dispose or to direct the disposition of 558,216

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2007

By:	/s/ Michele V. Lawson Michele V. Lawson

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